Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2026

Financial Results

TAIPEI, Taiwan, July 31, 2026 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2026 unaudited financial results.

Comments from Management

In the second quarter of 2026, GigaMedia reported revenues of $2.13 million, with a gross profit $1.24 million, an operating loss of $0.10 million, but a net income of $0.55 million.

In this quarter, we successfully carried out an IP collaboration for a licensed game we operated in Hong Kong. With this success, we have achieved a significant increase in revenues. As a result, our operating loss reduced from $0.95 million to $0.10 million quarter-on-quarter.

Currently we focused on cultivating the customer base brought by this successful IP collaboration to build a solid groundwork for our future growth.

Meanwhile, in this quarter, we also successfully converted and settled our holdings of the corporate bonds of Aeolus Robotics Corporation ("Aeolus") into its preferred shares at advantageous prices. As a result of the conversion and settlement, we currently hold 33.35% of its ownership voting rights, and thereby account for it under the equity-method.

Aeolus is an R&D company engaged in developing AI-enabled service robots, specifically in elderly-care, night shift patrol and disinfection. We believe the strategic investment in this robotics company will position our company for a broader industry outlook, and open up vast business opportunities.

Second Quarter Overview

•
Operating revenues increased significantly by approximately 182.3% quarter-on-quarter, from $0.75 million in last quarter, and by 144.9% year-over-year from $0.87 million the same period last year.
•
Gross profit increased by 197.1% to $1.24 million from $0.42 million in last quarter, and increased by 159.7% compared to $0.48 million in the same period last year.

•
Investments in Aeolus were reclassified from available-for-sale to equity-method investment upon the conversion and settlement mentioned above. Considering the advantageous conversion and settlement prices, previous adjustments recorded in other comprehensive loss were reversed. As a result, the book value of the investment increased from $8.17 million to $12.67 million at the end of this quarter, and a deemed disposal gain of $0.37 million was recognized.
•
The net asset value was $3.69 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q26 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q26	1Q26	Change (%)	2Q26	2Q25	Change (%)
Revenues	2,126	753	182.3%	2,126	868	144.9%
Gross Profit	1,239	417	197.1%	1,239	477	159.7%
Loss from Operations	(103)	(945)	NM	(103)	(918)	NM
Net Income (Loss) Attributable to GigaMedia	551	(876)	NM	551	844	NM
Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	0.05	(0.08)	NM	0.05	0.08	NM
EBITDA (A)	322	(1,216)	NM	322	423	NM
Cash, Cash Equivalents and Restricted Cash	29,018	27,973	3.7%	29,018	31,186	(7.0)%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•
Consolidated revenues for the second quarter of 2026 increased significantly by 182.3% quarter-on-quarter from $0.75 million in last quarter, and by 144.9% year-over-year from $0.87 million the same period last year.
•
Consolidated gross profit was $1.24 million, increased by 197.1% quarter-on-quarter and by 159.7% year-over-year.
•
Consolidated loss from operation of the second quarter of 2026 was $0.10 million, improved from $0.95 million in the first quarter.
•
Non-operating income from operation of the second quarter of 2026 was $0.65 million, improved from $0.07 million in the first quarter, mainly due to a deemed disposal gain of $0.37 million upon the reclassification of Aeolus investments from available-for-sale to equity-method investment.
•
Net income in the second quarter of 2026 was $0.55 million, improved from a net loss of $0.88 million in the first quarter.
•
Cash, cash equivalents and restricted cash at the end of the second quarter of 2026 amounted to $29.0 million, increased by 3.7% from $28.0 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $29.0 million, or $2.63 per share, as of June 30, 2026.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 31, 2026. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the second half of 2026, we will dedicate ourselves to sustaining the momentum from this quarter's success and deepening engagement with the customer base to fuel our future growth,” stated GigaMedia CEO James Huang.

As for new business, our management continues evaluating and pursuing prospects of strategic investment targets that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2026 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2026 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for earnings per share amounts)

	Three months ended			Six months ended
	6/30/2026	3/31/2026	6/30/2025	6/30/2026	6/30/2025
	unaudited	unaudited	unaudited	unaudited	unaudited
Operating revenues
Digital entertainment service revenues	2,126	753	868	2,879	1,726
	2,126	753	868	2,879	1,726
Operating costs
Cost of digital entertainment service revenues	887	336	391	1,223	790
	887	336	391	1,223	790
Gross profit	1,239	417	477	1,656	936
Operating expenses
Product development and engineering expenses	148	145	157	293	352
Selling and marketing expenses	376	380	360	756	754
General and administrative expenses	817	837	877	1,654	1,717
Other	1	—	1	1	1
	1,342	1,362	1,395	2,704	2,824
Loss from operations	(103)	(945)	(918)	(1,048)	(1,888)
Non-operating income (expense)
Interest income	242	353	436	595	859
Foreign exchange gains (loss) - net	42	(285)	1,330	(243)	1,197
Gain on disposal of investment in securities	370	—	—	370	—
Changes in the fair value of an instrument recognized at fair value	—	1	(9)	1	(6)
Other - net	—	—	5	—	5
	654	69	1,762	723	2,055
Income (loss) before income taxes	551	(876)	844	(325)	167
Income tax expense	—	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	551	(876)	844	(325)	167
Earnings (loss) per share attributable to GigaMedia:
Basic	0.05	(0.08)	0.08	(0.03)	0.02
Diluted	0.05	(0.08)	0.08	(0.03)	0.02
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

(in thousands of US dollars)

	6/30/2026	3/31/2026	6/30/2025
	unaudited	unaudited	unaudited
Assets
Current assets
Cash and cash equivalents	28,705	27,660	30,873
Investment in securities-current	—	4,652	—
Accounts receivable - net	182	105	167
Prepaid expenses	248	392	235
Restricted cash	313	313	313
Other receivables	202	227	259
Other current assets	140	134	140
Total current assets	29,790	33,483	31,987

Investment in securities - noncurrent	—	3,521	8,120
Equity-method investment	12,674	—	—
Property, plant & equipment - net	68	79	98
Intangible assets - net	3	4	4
Prepaid licensing and royalty fees	214	217	86
Other assets	1,833	2,163	1,403
Total assets	44,582	39,467	41,698

Liabilities and equity
Accounts payable	69	30	30
Accrued expenses	1,358	754	1,016
Unearned revenue	735	547	614
Other current liabilities	562	562	332
Total current liabilities	2,724	1,893	1,992
Other liabilities	1,092	1,164	286
Total liabilities	3,816	3,057	2,278
Total equity	40,766	36,410	39,420
Total liabilities and equity	44,582	39,467	41,698

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

(in thousands of US dollars)

	Three months ended			Six months ended
	6/30/2026	3/31/2026	6/30/2025	6/30/2026	6/30/2025
	unaudited	unaudited	unaudited	unaudited	unaudited
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	551	(876)	844	(325)	167
Depreciation	12	12	13	24	26
Amortization	1	1	2	2	4
Interest income	(242)	(353)	(436)	(595)	(859)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	322	(1,216)	423	(894)	(662)